UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 21, 2005**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 2.02. Results of Operations and Financial Condition and Item 7.01. Regulation FD Disclosure.

On July 21, 2005, Caterpillar Inc. issued a press release reporting financial results for the quarter ended June 30, 2005 (furnished hereunder as Exhibit 99.1).

The information contained in this Current Report shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits:

99.1   2nd Quarter Results Press Release dated July 21, 2005 and Safe Harbor Statement.

* *

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CATERPILLAR INC.


July 21, 2005	By:	*/s/James B. Buda*
		James B. Buda
		Vice President

EXHIBIT 99.1

Caterpillar Inc.
2Q Earnings Release

July 21, 2005

FOR IMMEDIATE RELEASE

**Caterpillar Inc. Announces Record Sales and Profits Amid
Continued Growth In Key Markets and Industries;
Company Again Raises Full-Year Outlook**

PEORIA, Ill. – Bolstered by continued global strength in the markets and industries it serves, Caterpillar Inc. (NYSE: CAT) today reported record second-quarter sales and revenues of $9.360 billion and record profit of $760 million, or $1.08 per share. First half of the year results were also records, with company sales and revenues of $17.699 billion and profit of $1.341 billion, or $1.89 per share.

"Our global markets continue to exhibit the fundamental strengths needed for further growth, and Team Caterpillar remains well positioned to leverage this unprecedented opportunity now and in the years ahead," said Caterpillar Chairman and Chief Executive Officer Jim Owens. "We're aggressively pursuing improvement – utilizing our leadership position, strong cash flow and global capabilities in engineering, purchasing, sales and manufacturing to enhance the value customers and stockholders receive from an investment in Caterpillar."

Sales and revenues of $9.360 billion were up $1.777 billion, or 23 percent, compared to $7.583 billion in the second quarter of 2004. Improving **sales volume** and **price realization** drove the increase in sales and revenues.

Profit of $760 million, or $1.08 a share, was up 34 percent compared to profit of $566 million in the second quarter of 2004. The main contributors were improved price realization and sales volume, partially offset by higher **core operating costs**, about half of which were material costs.

"We're very pleased that this quarter marks another improvement in our profitability as measured by return on sales – 8.1 percent this quarter compared to 7.5 percent a year ago," Owens added. "Somewhat better prices were a positive factor in the profit improvement, and for the most part, we expect the price increases announced earlier this year to hold in the marketplace. That said, we are closely monitoring the competitive landscape and are determined to hold our market position. Further, our results continue to be positively driven by literally hundreds of *6 Sigma* projects which are being completed every month."

Outlook

The outlook for 2005 has been increased over previously reported levels. Sales and revenues are now expected to be up 18 to 20 percent from 2004. The profit outlook for 2005 has also been improved to reflect an estimated profit range of $4.00 to $4.20 per share.

The previous outlook reflected sales and revenues up 16 to 18 percent, and profit per share of $3.89 to $4.03, up 35 to 40 percent from 2004.

"The strength of our markets is clearly not a blip on the radar," Owens said. "Key indicators such as low interest rates, robust commodity prices and needed investment for capacity in electric power and energy production point to continued growth. While this growth is expected to continue in the near term, we're laying a solid foundation for our future by staying focused on prudently managing our cost structure and margins while continuing to invest in new products and production capacity to meet strong customer demand."

(Complete outlook begins on page 11.)

For 80 years, Caterpillar has been building the world's infrastructure and, in partnership with our independent dealers, is driving positive and sustainable change on every continent. Caterpillar is a technology leader and the world's largest maker of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.CAT.com/.

Note: Glossary of terms included on pages 21-22; first occurrence of terms shown in bold italics.

Key Points

Second-Quarter Comparison

- Second-quarter sales and revenues were a record -- $9.360 billion, and were 23 percent higher than the second quarter of 2004.

- *Machinery* sales increased 25 percent, *Engines* sales increased 22 percent, and *Financial Products* revenues rose 19 percent from a year ago.

- Second-quarter profit was a record -- $760 million, and was 34 percent higher than the second quarter of 2004.

- As expected, core operating costs were higher than a year ago, largely due to material costs, and continue to be a challenge.

- The second-quarter provision for income taxes includes an $11 million discrete charge related to our plan to take advantage of the temporary repatriation incentive provided in the American Jobs Creation Act. We expect to repatriate earnings of approximately $1.4 billion in 2005.

Outlook

- The outlook for 2005 sales and revenues has been raised, and now reflects an increase of 18 to 20 percent from 2004.

- The 2005 profit outlook has increased and now reflects a profit range of $4.00 to $4.20 per share.

General

- Caterpillar stock (symbol CAT) split two-for-one during the second quarter and all per share amounts in this release reflect the effects of the stock split. A table has been included in the Investor section of the Caterpillar website showing historical split-adjusted quarterly profit per share amounts.

- A question and answer section has been included in this release starting on page 16.

DETAILED ANALYSIS

Second Quarter 2005 vs. Second Quarter 2004


Consolidated Sales and Revenues Comparison
2nd Qtr 2005 vs. 2nd Qtr 2004
Millions of $
10,000
9,000
8,000
7,000
6,000
5,000
7,583
768
359
470
87
93
9,360
2nd Qtr 2004 Sales & Revenues
Machinery Volume
Engines Volume
Price Realization
Currency
Financial Products Revenues
2nd Qtr 2005 Sales & Revenues

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2nd Quarter 2004 (at left) and 2nd Quarter 2005 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Sales and Revenues

Sales and revenues for the second quarter of 2005 were $9.360 billion, up $1.777 billion or 23 percent from second quarter 2004. Machinery volume was up $768 million, Engines volume was up $359 million, price realization improved $470 million, and ***currency*** had a positive impact on sales of $87 million, due primarily to a stronger euro compared with second quarter 2004. In addition, Financial Products revenues increased $93 million.

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
2nd Quarter 2004										
Machinery	$ 4,836		$ 2,674		$ 1,163		$ 346		$ 653	
Engines[1]	2,264		1,001		733		177		353	
Financial Products[2]	483		341		83		29		30	
	$ 7,583		$ 4,016		$ 1,979		$ 552		$ 1,036	
2nd Quarter 2005										
Machinery	$ 6,026	25%	$ 3,321	24%	$ 1,430	23%	$ 526	52%	$ 749	15%
Engines[1]	2,758	22%	1,226	22%	949	29%	251	42%	332	-6%
Financial Products[2]	576	19%	410	20%	84	1%	35	21%	47	57%
	$ 9,360	23%	$ 4,957	23%	$ 2,463	24%	$ 812	47%	$ 1,128	9%

[1] Does not include internal engines transfers of $537 million and $447 million in 2005 and 2004, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2] Does not include revenues earned from *Machinery and Engines* of $80 million and $150 million in 2005 and 2004, respectively.

Machinery Sales

Machinery sales were $6.026 billion in the second quarter of 2005 – up $1.190 billion or 25 percent from the second quarter of 2004. Sales volume was $768 million of the increase, price realization accounted for $366 million, and the remaining $56 million was due to currency. Sales volume benefited from continued strong growth in dealer sales to end users in all regions and in nearly all industries.

Dealer machine inventory declined during the second quarters of both 2004 and 2005, which is a normal seasonal development. The decline during the second quarter of 2005 was greater than a year ago, reflecting dealer efforts to maintain inventories in line with deliveries. As a result, the inventory decline had a slightly moderating effect on quarter-over-quarter sales growth. Worldwide, machine inventories in months of sales are at historical lows for this time of the year.

- **North America** sales were up $647 million or 24 percent. Benefiting from strong demand in most applications, sales volume increased $421 million and price realization added $226 million. Low interest rates and rising home prices supported housing construction, and nonresidential construction benefited from record corporate profits and favorable credit conditions. Mining remained strong – the result of higher coal and metals prices.

- ***EAME*** sales were up $267 million or 23 percent -- $162 million from higher volume, $69 million from improved price realization, and $36 million from a favorable currency impact, primarily due to the stronger euro. Sales volume in Europe, where the economy remained weak, was up slightly, the result of a continued recovery in housing construction and some improvement in business investment. Higher metals and energy prices allowed robust economic growth to continue in both Africa/Middle East (AME) and the Commonwealth of Independent States (CIS). As a result, sales volume in those two regions increased significantly.

- ***Latin America*** sales increased $180 million or 52 percent -- $132 million from higher volume, $37 million from improved price realization, and the remaining $11 million was due to currency. The region continued to benefit from increased capital inflows, higher metals and energy prices, and low domestic interest rates. Sales increased rapidly in most countries and in most applications throughout Latin America.

- **Asia/Pacific** sales were up $96 million or 15 percent -- $53 million from higher volume, $34 million from improved price realization and the remaining $9 million due to currency. Robust mining activity drove sales gains in Australia, India and Indonesia. Sales in China improved over the past three quarters but remained below last year's record second quarter. The Chinese government's administrative actions to slow construction last year caused sales to drop sharply in the last half of 2004. A return to more normal conditions, along with increased financing from Cat Financial, contributed to the improved sales.

Engines Sales

Engines sales were $2.758 billion in the second quarter of 2005, up $494 million or 22 percent from the second quarter of 2004. Sales volume was $359 million of the increase, price realization added $104 million, and the favorable impact of currency accounted for $31 million of the increase.

Dealer engine inventory increased at a slower rate during the second quarter of 2005, compared to the rate of increase during the second quarter of 2004. The lower rate of dealer inventory increases during the second quarter of 2005 had a slight moderating effect on quarter-over-quarter sales growth. Overall, dealer engine inventories are in line with selling rates.

- **North America** sales were up 22 percent. Sales of on-highway truck engines increased 23 percent, as the industry continued to expand and we maintained our leadership position. On-highway truck growth was a result of increased tonnage versus a year ago, healthy freight carrier profitability and aging fleet replacements. Sales to the petroleum sector increased 69 percent, as high energy prices drove exploration and production. Sales to the electric power sector increased 12 percent, benefiting from investment in data and communication systems, and the impact of tax credits for investment in natural gas generators. Sales to the marine sector were about flat.

- **EAME** sales were up 29 percent. Sales into the electric power sector were up 67 percent, driven by strong demand for prime and standby generator sets, and incremental sales from the acquisition of Turbomach. Sales into the marine sector rose 46 percent, primarily due to strong tugboat demand to support port and shipping activity. Sales of engines to the petroleum sector were down 37 percent with reduced sales of turbines and turbine related services for petroleum projects in the Africa/Middle East region, due primarily to timing of major projects quarter to quarter.

- **Latin America** sales were up 42 percent. Sales of petroleum engines increased 29 percent driven by investments in production capacity. Sales of electric power engines were up 50 percent, primarily influenced by sales of generator sets for disaster preparedness.

- **Asia/Pacific** sales were down 6 percent. Sales of engines to the petroleum sector declined 18 percent primarily as a result of lower sales of turbines and related services due to the timing of major infrastructure projects. Partially offsetting the decrease was a 36 percent increase in marine engine sales driven by strong demand for oceangoing vessels and workboats. Sales to the electric power sector increased 2 percent driven by general business investment in construction and real estate development.

Financial Products Revenues

Financial Products revenues were $576 million, up $93 million or 19 percent from second quarter 2004. The increase was due primarily to a $69 million favorable impact from continued growth of *Earning Assets* at Cat Financial.



Consolidated Operating Profit Comparison
2nd Qtr 2005 vs. 2nd Qtr 2004

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2nd Quarter 2004 (at left) and 2nd Quarter 2005 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Operating Profit

Second quarter operating profit improved $251 million, or 33 percent over a year ago, driven by higher price realization and sales volume. In addition, Financial Products contributed $28 million to the increase in operating profit.

The improvement in price realization was primarily a result of price increases taken over the past year. Most of the price increases taken during the second quarter of 2005 were not fully realized in the quarter as a result of the timing of the increases and price protection policies.

Core operating costs rose $476 million from the second quarter of 2004, about half of the increase was material costs, resulting primarily from steel-related increases. In addition, manufacturing costs rose to support increased volume and as a result of remaining inefficiencies due to supply chain constraints. Non-manufacturing related core operating costs were up $76 million – a result of higher Research and Development (R&D) and Selling, General and Administrative (SG&A) expenses to support product programs and the growth in volume. As a percent of sales and revenues, the total of SG&A and R&D expenses were lower than the second quarter of 2004.

Operating Profit by Principal Line of Business

(Millions of dollars)	2nd Quarter 2004		2nd Quarter 2005		Change $	
Machinery[1]	$	538	$	676	$	138
Engines[1]		149		265		116
Financial Products		114		142		28
Consolidating Adjustments		(31)		(62)		(31)
Consolidated Operating Profit	$	770	$	1,021	$	251

[1] Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

<u>Operating Profit by Principal Line of Business</u>

- **Machinery** operating profit of $676 million was up $138 million, or 26 percent, from second quarter 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs, higher *retirement benefits* and the unfavorable impact of currency.

- **Engines** operating profit of $265 million was up $116 million, or 78 percent, from second quarter 2004. The favorable impact of higher sales volume and improved price realization was partially offset by higher core operating costs, higher retirement benefits and the unfavorable impact of currency.

- **Financial Products** operating profit of $142 million was up $28 million, or 25 percent, from second quarter 2004. The increase was primarily due to a $33 million impact from the growth of earning assets and a $12 million impact of lower provision for credit losses due to improved portfolio health, partially offset by a $11 million increase in operating expenses primarily related to growth at Cat Financial. In addition, there was a $9 million unfavorable impact due to favorable reserve adjustments being higher in 2004 than in 2005 at Cat Insurance.

Other Profit/Loss Items

- **Other income/expense** was income of $90 million compared with income of $50 million in the second quarter of 2004 for a favorable impact of $40 million. The change was primarily due to the favorable impact of currency gains of $33 million.

- **The provision for income taxes** in the second quarter reflects an estimated annual tax rate of 29 percent, excluding the discrete items discussed below, and compares to a 27 percent rate in 2004. The increase is primarily due to the impact of the American Jobs Creation Act permitting only 80 percent of Extraterritorial Income Exclusion (ETI) benefits in 2005 as well as a change in our geographic mix of profits.

  In the second quarter, we completed our evaluation of the repatriation provisions of the American Jobs Creation Act and recognized an income tax charge of $49 million under the provisions of the Act. We expect to repatriate earnings of approximately $1.4 billion in 2005, which includes $500 million subject to the preferential tax treatment allowed by the Act. In connection with our current repatriation plan, we have changed our intention of repatriating earnings of a few selected non-U.S. subsidiaries and have recognized an income tax benefit of $38 million. The net impact of these items is an $11 million discrete charge to our second quarter provision for income taxes.

- **The equity in profit/loss of unconsolidated affiliated companies** favorably impacted profit by $15 million over second-quarter 2004, primarily driven by increased profitability at Shin Caterpillar Mitsubishi Ltd. (SCM).

Employment

At the end of the second quarter, worldwide employment was 82,248, compared with 72,916 one year ago. The increase was primarily due to about 5,000 hourly labor additions to support higher volume, the conversion of about 2,000 supplemental employees to full-time employment, and approximately 900 employees from acquisitions.

Other Significant Events

On June 8, 2005, Caterpillar Inc. announced a two-for-one stock split and increased the quarterly dividend rate 22 percent from 41 cents to 50 cents per share pre-split. The dividend increase was the largest in our 80-year history (on a split-adjusted basis). The stock split shares were distributed on July 13 to stockholders of record at the close of business on June 22, 2005. All prior period per share information included in this release has been restated to reflect the split.

Supplemental Information

Information previously located in this section is now included in tabular format at http://www.cat.com/investor under the Quarterly Supplemental Information section.

Outlook

Sales and Revenue Outlook – Midpoint of Range[1]

(Millions of dollars)	2004 Actual	2005 Outlook[2]	% Change
Machinery and Engines			
North America	$ 14,521	$ 17,700	22%
EAME	7,505	9,000	20%
Latin America	2,372	2,800	18%
Asia/Pacific	3,938	4,200	7%
Total Machinery and Engines	28,336	33,700	19%
Financial Products[3]	1,970	2,400	22%
Total	$ 30,306	$ 36,100	19%

[1] The volume stair step in the Consolidating Operating Profit chart on page 15 reflects sales and revenue at the midpoint of the range.

[2] Based on the sales expectations by geographic region, the forecast of Consolidated Sales and Revenues is an increase of 18 to 20 percent versus 2004. For purposes of this chart, numbers are shown at the middle of the outlook range (i.e., 19 percent).

[3] Does not include revenues earned from Machinery and Engines of $199 million and $275 million in 2004 and 2005 outlook, respectively.

Sales and Revenues Outlook

We project another record year in 2005. We expect sales and revenues will increase 18 to 20 percent, with *Machinery and Engines* volume increasing about 10 to 12 percent. We expect improved price realization to add over 5 percent, higher Financial Products revenues will add about 2 percent, and the favorable impact of currency will add less than 1 percent.

While economic growth is slowing overall from a very robust 2004, 2005 will be another year of solid economic activity. Record profits, favorable credit conditions and years of past underinvestment are producing attractive investment environments, particularly for industries served by Caterpillar.

- Despite oil prices nearly tripling over the past three years, inflation has continued within central bank target ranges, often on the low side. Outside the United States, most central banks are holding interest rates at or near the lowest level in decades, with little pressure for rate hikes. In Europe, prolonged weak growth makes even lower interest rates possible. Rates within the United States, while rising, still compare favorably with those of the last business cycle. As a result, we project world economic growth will be from 3 to 3.5 percent this year.

- Low interest rates have prompted households to upgrade housing quality. Housing prices are increasing significantly in many countries, encouraging construction to alleviate housing shortages. We expect strong residential construction to continue in most regions this year.

- Demand for metals and energy is outpacing growth in supply, maintaining upward pressure on prices. Governments, particularly in developing countries, are using revenues to upgrade infrastructure, some of which is necessary to support increased commodity production. We do not expect supply pressures to ease substantially this year and as a result, commodity prices should remain high enough to encourage investment.

- Higher oil and natural gas exploration and production are increasing opportunities in powering drill rigs, well servicing and gas compression. The world has little spare production capacity, so we expect exploration will increase.

- Increased international trade and an aging ship fleet are driving strong growth in shipbuilding. Demand for support vessels to cope with port congestion and increased offshore oil and gas production is also increasing.

North America (United States and Canada) Machinery and Engines sales are expected to increase about 22 percent in 2005.

- The U.S. Federal Reserve increased interest rates at each of the past nine meetings, but we expect the Fed may soon slow the pace of rate increases. Economic growth is stabilizing below 4 percent, employment gains are in line with growth in the working age population and core inflation remains low. Consequently, we believe the Federal funds rate should end the year at 4 percent or less and the economy will grow about 3.5 percent in 2005.

- U.S. housing starts are on track to exceed 2 million units this year, which would be the best year since 1973. The many positives for housing construction include rising employment, continued low mortgage rates, higher home prices, a move away from mobile homes, increased replacement of older houses and a desire for more second homes.

- Nonresidential construction bottomed in 2004 with sluggish recovery to date. However, all the conditions needed for a sustained, rapid recovery, similar to the last recovery, are in place. Businesses have record cash holdings, banks are easing conditions on commercial loans, bond spreads remain attractive and the existing stock of nonresidential structures is inadequate for today's economy.

- Prices for metals and energy commodities generally increased throughout the second quarter and are well above year-earlier prices. Production of metals increased 12 percent year-to-date and the 1 percent increase in coal production was insufficient to maintain electrical utility stockpiles. The environment for increasing both production and investment should remain very positive for the rest of the year.

- Demand for on-highway trucks is expected to remain high for the rest of the year. Truck tonnage is rising, trucking company profits are high and the truck fleet aged during the last downturn.

- Canadian inflation is below the middle of the central bank's target range, which should allow a low interest rate environment to continue throughout 2005. Mining, energy and construction should do well this year as a result.

EAME Machinery and Engines sales are expected to increase about 20 percent in 2005, driven largely by favorable conditions in AME and the CIS.

- The Euro-area economy is entering its fifth year of below-trend growth and its third year of stable interest rates. With leading indicators turning down, the European Central Bank may need to cut interest rates later this year to revive the economy. Manufacturing in the United Kingdom is declining and retail sales are slowing, suggesting a rate cut is likely. We project overall European growth should be less than 2 percent this year.

- Interest rates in Europe have been low enough to benefit housing and investment in some equipment. Housing prices are up sharply in many countries and building permits are increasing for the fourth consecutive year. We expect housing and equipment investment to increase this year.

- We forecast economic growth in AME should exceed 5 percent in 2005 and growth in the CIS should exceed 6 percent, the third year of recovery for both. Both regions are benefiting from higher metals and energy prices as well as pro-growth economic policies in some larger economies, such as Turkey, South Africa and Russia.

Latin America Machinery and Engines sales are expected to increase about 18 percent in 2005.

- Positives for the region include low inflation, relatively low domestic interest rates, higher direct investment inflows and increased metals exports. As a result, we expect economies should grow at least 4 percent in 2005, continuing the recovery that started in late 2003.

- Overall, the region is a net oil exporter and oil prices this year have been higher than governments budgeted. Some of this surplus is being channeled into construction. Mines are increasing production in response to higher metals prices and using some of the profit to further increase capacity. Brazil should continue to benefit from iron ore mining, with production up 38 percent from 2002 and prices more than doubling since that time.

Asia/Pacific Machinery and Engines sales are expected to increase about 7 percent in 2005.

- We expect regional economic growth of about 6 percent in 2005. Competitive exchange rates and world economic growth should allow increased exports, and low interest rates should support recoveries in consumer spending and business investment. Growth in nonresidential construction should increase demand for standby electrical power.

- Higher coal and iron ore prices are causing mine production to increase, particularly in Australia, India and Indonesia. We project investments in new mine capacity and supporting infrastructure will continue to grow. Sales in China should improve further.

Financial Products revenues are expected to increase 22 percent in 2005 due to higher average earning assets at Cat Financial.



[1] The PPS outlook is between $4.00 and $4.20. The above chart illustrates operating profit at the midpoint of this profit range. Each of the stair steps in the chart may individually vary within the outlook range.

Profit Outlook

Our 2005 profit outlook has improved from the end of the first quarter. Profit per share is now expected to be $4.00 to $4.20 per share. This outlook is $.11 to $.17 per share higher than the previous outlook, which reflected profit growth of 35 to 40 percent from 2004 – $3.89 to $4.03 per share.

The primary factors in the profit improvement from 2004 are improved price realization and sales volume. The cost environment remains challenging, and core operating cost increases are expected to partially offset the positive effects of higher sales.

QUESTION AND ANSWER

General

Q1: **Will your 2007 on-highway engines be based on ACERT® Technology?**

A: Yes. Caterpillar will utilize the ACERT Technology to meet the 2007 on-highway emissions requirements. We demonstrated Caterpillar technological and environmental leadership at the Mid-America Truck Show earlier this year, when we presented our 2007 ACERT emissions solution to the trade and business press. Our press event, which highlighted the new On-highway Vocational Transmission and our Clean Power Technology commitment, included a chance for editors to drive an ACERT equipped 2007 compliant truck. Cat was the only engine manufacturer with an operable 2007 clean diesel engine on display at the show. Moreover, engines have been provided to OEMs for summer-cooling tests and additional field evaluation units are now shipping to fleet customers. We have pledged to provide hundreds of 2007 compliant truck engines to truck fleet customers this summer so they will have the opportunity to field test this new technology well ahead of the rigorous 2007 emissions deadline.

ACERT Technology reduces emissions via a 'building blocks' systems approach to air management, electronics and fuel systems. For 2007 on-highway engines, Caterpillar will build on the ACERT Technology foundation by utilizing a diesel particulate filter (DPF) to trap particulates and by introducing Clean Gas Induction (CGI). A differentiated approach, CGI will draw cool, clean filtered gas from downstream of the DPF and then put it into the engine's intake air system to achieve additional NOx reduction. Development of the Caterpillar unique CGI and After-treatment Regeneration Device (ARD) is showing added value versus the competition's continued use of more EGR and fuel dosing regeneration. Advantages in fuel economy, engine durability and after-treatment life are expected. In a recent visit from the Environmental Protection Agency, they indicated their support of our technical strategy for 2007 and their positive reaction to the status of the development program.

Q2: **You've mentioned your accelerated timetable of having 2007 ACERT-equpped test engines placed with customers during mid-year 2005. Can you comment on the progress?**

A: We have field test engines running or ready to run at several customer sites.

Q3:   How are your plans to leverage ACERT Technology into other off-road applications going?

A: The ACERT launch in the machine business is well underway. We have 26 different Cat machine models powered by ACERT-equipped engines in production. By the end of 2005, 45 machine models powered by Tier 3/Stage IIIA ACERT-equipped engines will be in production. Caterpillar was the only manufacturer at CONEXPO exhibiting machines with Tier 3/Stage IIIA certified engines.

Second Quarter 2005 vs. Second Quarter 2004

Q4:   Are recent price increases holding in the marketplace?

A: We continue to monitor the marketplace for the impact of the recent price actions. Indications are that these actions are finding their way into the commercial transactions. The degree and speed may vary for different markets, but the trends at this time are indicating improving price levels. We closely monitor price levels for our products by region and we are determined to maintain our market position.

Q5:   Are dealer inventories of Machines and Engines at levels that you think are appropriate overall?

A: **Machines -** Worldwide dealer machine inventories are up 34 percent from a year ago, but are down 4 percent from the end of the first quarter. Robust machine inventory growth was needed to support strong expected dealer retail demand. Worldwide, machine inventories in months of sales are at historical lows for this time of the year.

   Engines - We believe inventory levels are healthy and anticipate some continued reduction in months of sales of inventory due to higher levels of retail delivery.

Q6:   Are you seeing any evidence yet of improvement in supply chain conditions?

A: Yes. For most components, our plants are seeing improved supplier delivery performance. However, demand continues to increase and our factories are working to raise production schedules to meet the strong growth in demand. Tires and heat treated plate continue to have tight availability.

Q7:   Is product availability improving?

A: **Machines** – Product availability has shown steady, but modest, improvement over the last two quarters for most product lines, with the notable exception of large mining products. Overall, availability has not yet recovered to where it was in the first half of 2004, and strong increases in demand continue to pose a challenge to our production operations. As a result, at this time there are still 58 machine models on managed distribution.

Engines – Product availability is improving in most areas, with a few supply constraints still being worked. Heavy-duty truck and commercial engines have demonstrated substantial line rate increases, and we are able to meet most of our customer demand. In addition, our larger high-speed engine production is running at substantially higher line rates compared to 2004. Currently, the C15 platform, C13 platform and 3600 family of engines are on managed distribution.

Q8:   Are you at capacity for large mining products? If so, what are you doing about it?

A: Demand for mining products has increased at an unprecedented rate over the past two years and our factories have responded by dramatically increasing production.   Lead times on most large mining products are significantly longer than usual, primarily due to supply chain constraints – in particular a continued tire shortage.   The factories continue to respond to the increasing demand and have numerous 6 Sigma teams working to increase production.

Q9:   Can you please provide more detail on your increases in Core Operating Costs?

A: The following table summarizes the increase in core operating costs in second-quarter 2005 vs. second-quarter 2004:

Core Operating Cost Change	2nd Quarter 2005 vs.
(Millions of dollars)	2nd Quarter 2004
Manufacturing Costs	$ 400
SG&A	29
R&D	49
Other Operating Costs	(2)
Total	$ 476

Approximately two-thirds of the manufacturing cost increase is attributable to variable cost increases – primarily material with some related supply chain inefficiencies. Material costs, particularly steel, and volume related manufacturing and supply chain inefficiencies began accelerating in the second half of 2004.

Manufacturing costs also include period costs associated with building our products. Period manufacturing costs increased 15 percent or approximately $130 million to support the 24 percent increase in Machinery and Engines sales.

Machinery and Engines SG&A declined as a percentage of sales from 9.0 percent in second quarter 2004 to 7.8 percent in second quarter 2005 but was up $29 million vs. 2004 excluding the impact of currency and retirement benefits.

Although we continue to experience cost pressures, we expect core operating costs in the second half of 2005 compared with the second half of 2004 to be less unfavorable than the first half comparison.

Machinery and Engines operating margins are improving compared with the second half of 2004:

Q1 '04	Q2 '04	Q3 '04	Q4 '04	Q1' 05	Q2 '05
8.0 %	9.7 %	7.9 %	7.6 %	8.7 %	10.7 %

Outlook

Q10: Are the machine industries you serve approaching a peak after seeing sales growth in 2003, 2004 and 2005?

A: We don't think so. This recovery follows a four-year period of industry weakness, with flat sales from 1999 to 2002. Extended weak periods in the early 1980s and 1990s were followed by lengthy recoveries, with sales doubling over a five to six-year period. In addition, many industries we serve still have growth potential.

In the United States, nonresidential construction and mining have not yet regained prior peaks. Passage of a new highway bill should support further growth in highway construction. In the Euro countries, economic recovery has not really started, even after four years of weak growth. However, low interest rates are boosting housing construction and some investment in equipment.

AME, Latin America and the CIS are seeing gains from better commodity prices. Their economies, along with construction, are recovering from years of weak growth. Asian economies have demonstrated a long-term ability to grow rapidly, which requires more construction. We expect that to continue.

Finally, capacities in mining and energy are inadequate to meet today's requirements. Rebuilding adequate capacity and meeting future growth in demand for metals and energy will require significant further investment.

Q11: Based on your full year outlook, it looks like the second half of 2005 growth is slowing. Given the positive economic outlook for the sectors your products serve, why is second half growth slowing?

A: We expect sales volume in the last half of the year to continue to increase from first half levels and from year-earlier levels, albeit at a moderating pace from recent very sizable gains. The slower, but steady, pace of volume growth reflects gradual progress in alleviating supply chain capacity constraints after the initial production surge to record levels in the past year.

Q12: Please elaborate on your expectations for material costs in the second half of 2005.

A: For steel, commercial grade plate costs are showing a downward trend. Heat treated plate costs are expected to remain at current levels for the near term. Additional industry capacity in early 2006 may provide additional cost relief. Special bar quality material costs are expected to trend downward during the second half of 2005.

For some components, we are expecting higher costs driven by either tight capacities or their basic raw material commodity increases. Tires are experiencing additional increases over the first half of 2005. Increased copper costs in the second quarter will result in increased material costs for certain electrical components.

Overall, commodity driven costs, led by steel, should trend downward. However, there is still significant cost pressure on material costs, and we do not expect that costs will return to early 2004 levels in the second half of 2005.

Q13: Is incentive compensation a factor in the increase in core operating costs for 2005?

A: Based on our latest outlook, 2005 incentive compensation is expected to be lower than in 2004.

Q14: Can you comment on Caterpillar's financial strength and cash flow?

A: Caterpillar's financial position is very strong. Our pension plans are well funded and stockholders are benefiting from both higher dividends and the share repurchase program. In the first half of 2005, we repurchased 18.5 million shares. We expect 2005 operating cash flow from the Machinery and Engines line of business to exceed 2004 levels even though inventories have risen because of higher sales volume and supply chain inefficiencies.

GLOSSARY OF TERMS

1. **Consolidating Adjustments** – Eliminations of transactions between Machinery and Engines and Financial Products.

2. **Core Operating Costs** – Machinery and Engines operating cost change adjusted for volume. It excludes the impact of currency and retirement benefits.

3. **Currency** – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on the Financial Products line of business are included in the Financial Products portions of the respective analyses. With respect to profit before tax, currency represents the net translation impact on sales, operating costs and other income/expense resulting from changes in foreign currency exchange rates versus the U.S. dollar. Also included in the currency impact on other income/expense are the effects of currency forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities.

4. **EAME** – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

5. **Earning Assets** – These assets consist primarily of total net finance receivables plus retained interests in securitized trade receivables, plus equipment on operating leases, less accumulated depreciation at Cat Financial. Net finance receivables represent the gross receivables amount less unearned income and the allowance for credit losses.

6.   **Engines** – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,200 to 20,500 horsepower (900 to 15 000 kilowatts).

7.   **Financial Products** – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an active investor in independent power projects using Caterpillar power generation equipment and services.

8.   **Latin America** – Geographic region including the Central and South American countries and Mexico.

9.   **Machinery** – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery – track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders and related parts. Also includes logistics services for other companies.

10. **Machinery and Engines** – Due to the highly integrated nature of operations, represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

11. **Price Realization** – The impact of net price changes excluding currency.

12. **Retirement Benefits** – Cost of defined benefit pension plans, defined contribution plans and retirement healthcare and life insurance.

13. **Sales Volume** – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machines, engines and parts. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machines, engines and parts combined with the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

14. **6 Sigma** – On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement; it has become the way we work as teams to process business information, solve problems and manage our business successfully.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP, and therefore, is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or as a substitute for the related GAAP measure.

Machinery and Engines

Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 27-32 reconcile Machinery and Engines with Financial Products on the Equity Basis to Caterpillar Inc. Consolidated financial information.

*   *   *

The information included in the Outlook section is forward-looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on July 21, 2005. This filing is available on our website at *http://www.CAT.com/sec_filings*.

Caterpillar's latest financial results and current outlook are also available via:

Telephone:
> (800) 228-7717 (Inside the United States and Canada)
> (858) 244-2080 (Outside the United States and Canada)

Internet:
> *http://www.CAT.com/investor*
> *http://www.CAT.com/irwebcast* (live broadcast/replays of quarterly conference call)

Caterpillar contact:
> Ben Cordani
> Corporate Public Affairs
> (309) 675-5786
> *Cordani_Benjamin_S@CAT.com*

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
Sales and revenues:				
Sales of Machinery and Engines	$ 8,784	$ 7,100	$ 16,573	$ 13,102
Revenues of Financial Products .... …	576	483	1,126	961
Total sales and revenues...	9,360	7,583	17,699	14,063
Operating costs:				
Cost of goods sold	6,890	5,563	13,105	10,264
Selling, general and administrative expenses..........	789	744	1,533	1,417
Research and development expenses.....................	268	214	509	445
Interest expense of Financial Products....................	184	121	354	240
Other operating expenses...	208	171	421	359
Total operating costs...	8,339	6,813	15,922	12,725
Operating profit...	1,021	770	1,777	1,338
Interest expense excluding Financial Products........	65	59	130	116
Other income (expense)	90	50	198	111
Consolidated profit before taxes	1,046	761	1,845	1,333
Provision for income taxes..	315	209	547	367
Profit of consolidated companies	731	552	1,298	966
Equity in profit (loss) of unconsolidated affiliated companies	29	14	43	20
Profit...	$ 760	$ 566	$ 1,341	$ 986
Profit per common share	$ 1.12	$ .83	$ 1.97	$ 1.44
Profit per common share – diluted [1]	$ 1.08	$ .80	$ 1.89	$ 1.39
Weighted average common shares outstanding (millions)				
- Basic	678.3	684.8	680.9	685.2
- Diluted [1]	705.1	709.5	707.9	710.4
Cash dividends declared per common share	$ .46	$ .39	$ .46	$ .39

[1] Diluted by assumed exercise of stock options, using the treasury stock method.
Certain amounts from prior periods have been reclassified to conform to current financial statement presentation.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

Assets	Jun. 30, 2005	Dec. 31, 2004
Current assets:		
Cash and short-term investments	$ 749	$ 445
Receivables - trade and other	7,577	7,463
Receivables - finance	5,489	5,182
Deferred and refundable income taxes	552	398
Prepaid expenses	1,278	1,369
Inventories	5,349	4,675
Total current assets	20,994	19,532
Property, plant and equipment – net	7,593	7,682
Long-term receivables - trade and other	845	764
Long-term receivables - finance	9,932	9,903
Investments in unconsolidated affiliated companies	555	517
Deferred income taxes	700	674
Intangible assets	468	315
Goodwill	1,451	1,450
Other assets	2,285	2,258
Total assets	$ 44,823	$ 43,095
Liabilities		
Current liabilities:		
Short-term borrowings:		
-- Machinery and Engines	$ 312	$ 93
-- Financial Products	2,693	4,064
Accounts payable	3,495	3,580
Accrued expenses	2,332	2,261
Accrued wages, salaries and employee benefits	1,551	1,730
Customer advances	536	447
Dividends payable	169	141
Deferred and current income taxes payable	493	259
Long-term debt due within one year:		
-- Machinery and Engines	232	6
-- Financial Products	3,209	3,525
Total current liabilities	15,022	16,106
Long-term debt due after one year:		
-- Machinery and Engines	3,738	3,663
-- Financial Products	14,293	12,174
Liability for postemployment benefits	3,271	2,986
Deferred income taxes and other liabilities	794	699
Total liabilities	37,118	35,628
Stockholders' equity		
Common stock	1,704	1,231
Treasury stock	(3,965)	(3,277)
Profit employed in the business	10,632	9,937
Accumulated other comprehensive income	(666)	(424)
Total stockholders' equity	7,705	7,467
Total liabilities and stockholders' equity	$ 44,823	$ 43,095

Certain amounts from prior periods have been reclassified to conform to current financial statement presentation.

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Six Months Ended June 30,	
Cash flow from operating activities:	**2005**	**2004**
Profit..	$ 1,341	$ 986
Adjustments for non-cash items:		
Depreciation and amortization	744	703
Other	(113)	(58)
Changes in assets and liabilities:		
Receivables - trade and other (see non-cash items below)................................	(742)	(5,508)
Inventories	(674)	(921)
Accounts payable and accrued expenses	236	476
Other - net..	204	(275)
Net cash provided by (used for) operating activities	996	(4,597)
Cash flow from investing activities:		
Capital expenditures - excluding equipment leased to others	(402)	(293)
Expenditures for equipment leased to others	(608)	(535)
Proceeds from disposals of property, plant and equipment..	304	281
Additions to finance receivables	(5,159)	(4,221)
Collections of finance receivables...	3,444	2,939
Proceeds from the sale of finance receivables	859	645
Collections of retained interests in securitized trade receivables................................	-	4,476
Investments and acquisitions (net of cash acquired)	(8)	(5)
Other - net...	51	(10)
Net cash provided by (used for) investing activities	(1,519)	3,277
Cash flow from financing activities:		
Dividends paid	(280)	(254)
Common stock issued, including treasury shares reissued	278	107
Treasury shares purchased	(839)	(250)
Proceeds from long-term debt issued	3,979	3,322
Payments on long-term debt...	(2,390)	(1,571)
Short-term borrowings - net	65	45
Net cash provided by financing activities	813	1,399
Effect of exchange rate changes on cash	14	46
Increase in cash and short-term investments..	304	125
Cash and short-term investments at beginning of period...	445	342
Cash and short-term investments at end of period	$ 749	$ 467

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are consider
be cash equivalents.
Non-cash operating and investing activities:
Trade receivables of $0 and $5,090 million were exchanged for retained interests in securitized trade receivables during the
six months ended June 30, 2005 and 2004, respectively.
Certain amounts from prior periods have been reclassified to conform to current financial statement presentation.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended June 30, 2005
(Unaudited)
(Millions of dollars)

| | Consolidated | Supplemental Consolidating Data | | |
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 8,784	$ 8,784	$ -	$ -
Revenues of Financial Products	576	-	656	(80)[2]
Total sales and revenues	9,360	8,784	656	(80)
Operating costs:				
Cost of goods sold	6,890	6,890	-	-
Selling, general and administrative expenses	789	689	111	(11)[3]
Research and development expenses	268	268	-	-
Interest expense of Financial Products	184	-	189	(5)[4]
Other operating expenses	208	(4)	214	(2)[3]
Total operating costs	8,339	7,843	514	(18)
Operating profit	1,021	941	142	(62)
Interest expense excluding Financial Products	65	67	-	(2)[4]
Other income (expense)	90	21	9	60 [5]
Consolidated profit before taxes	1,046	895	151	-
Provision for income taxes	315	262	53	-
Profit of consolidated companies	731	633	98	-
Equity in profit (loss) of unconsolidated affiliated companies	29	26	3	-
Equity in profit of Financial Products' subsidiaries	-	101	-	(101)[6]
Profit	$ 760	$ 760	$ 101	$ (101)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Machinery and Engines.

[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.

[6] Elimination of Financial Products profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended June 30, 2004
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 7,100	$ 7,100	$ -	$ -
Revenues of Financial Products	483	-	633	(150)[2]
Total sales and revenues	7,583	7,100	633	(150)
Operating costs:				
Cost of goods sold	5,563	5,563	-	-
Selling, general and administrative expenses	744	638	118	(12)[3]
Research and development expenses	214	214	-	-
Interest expense of Financial Products	121	-	123	(2)[4]
Other operating expenses	171	(2)	278	(105)[3]
Total operating costs	6,813	6,413	519	(119)
Operating profit	770	687	114	(31)
Interest expense excluding Financial Products	59	60	-	(1)[4]
Other income (expense)	50	15	5	30 [5]
Consolidated profit before taxes	761	642	119	-
Provision for income taxes	209	168	41	-
Profit of consolidated companies	552	474	78	-
Equity in profit (loss) of unconsolidated affiliated companies	14	13	1	-
Equity in profit of Financial Products' subsidiaries	-	79	-	(79)[6]
Profit	$ 566	$ 566	$ 79	$ (79)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Machinery and Engines.

[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.

[6] Elimination of Financial Products profit due to equity method of accounting.

Certain amounts have been reclassified to conform to the 2005 financial statement presentation.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Six Months Ended June 30, 2005
(Unaudited)
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 16,573	$ 16,573	$ -	$ -
Revenues of Financial Products	1,126	-	1,268	(142)[2]
Total sales and revenues	17,699	16,573	1,268	(142)
Operating costs:				
Cost of goods sold	13,105	13,105	-	-
Selling, general and administrative expenses	1,533	1,337	218	(22)[3]
Research and development expenses	509	509	-	-
Interest expense of Financial Products	354	-	362	(8)[4]
Other operating expenses	421	2	422	(3)[3]
Total operating costs	15,922	14,953	1,002	(33)
Operating profit	1,777	1,620	266	(109)
Interest expense excluding Financial Products	130	133	-	(3)[4]
Other income (expense)	198	75	17	106 [5]
Consolidated profit before taxes	1,845	1,562	283	-
Provision for income taxes	547	448	99	-
Profit of consolidated companies	1,298	1,114	184	-
Equity in profit (loss) of unconsolidated affiliated companies	43	38	5	-
Equity in profit of Financial Products' subsidiaries	-	189	-	(189)[6]
Profit	$ 1,341	$ 1,341	$ 189	$ (189)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Machinery and Engines.

[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.

[6] Elimination of Financial Products profit due to equity method of accounting.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Six Months Ended June 30, 2004
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Engines	$ 13,102	$ 13,102	$ -	$ -
Revenues of Financial Products	961	-	1,150	(189)[2]
Total sales and revenues	14,063	13,102	1,150	(189)
Operating costs:				
Cost of goods sold	10,264	10,264	-	-
Selling, general and administrative expenses	1,417	1,224	217	(24)[3]
Research and development expenses	445	445	-	-
Interest expense of Financial Products	240	-	245	(5)[4]
Other operating expenses	359	-	463	(104)[3]
Total operating costs	12,725	11,933	925	(133)
Operating profit	1,338	1,169	225	(56)
Interest expense excluding Financial Products	116	118	-	(2)[4]
Other income (expense)	111	49	8	54 [5]
Consolidated profit before taxes	1,333	1,100	233	-
Provision for income taxes	367	287	80	-
Profit of consolidated companies	966	813	153	-
Equity in profit (loss) of unconsolidated affiliated companies	20	18	2	-
Equity in profit of Financial Products' subsidiaries	-	155	-	(155)[6]
Profit	$ 986	$ 986	$ 155	$ (155)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products revenues earned from Machinery and Engines.

[3] Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.

[4] Elimination of interest expense recorded between Financial Products and Machinery and Engines.

[5] Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.

[6] Elimination of Financial Products profit due to equity method of accounting.

Certain amounts have been reclassified to conform to the 2005 financial statement presentation.


Caterpillar Inc.
Supplemental Data for Cash Flow
For The Six Months Ended June 30, 2005
(Unaudited)
(Millions of dollars)


	Consolidated	Supplemental Consolidating Data		
		Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 1,341	$ 1,341	$ 189	$ (189)[2]
Adjustments for non-cash items:				
Depreciation and amortization	744	426	318	-
Undistributed profit of Financial Products	-	(189)	-	189 [3]
Other	(113)	(129)	(94)	110 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(742)	(256)	19	(505)[4/5]
Inventories	(674)	(674)	-	-
Accounts payable and accrued expenses	236	118	131	(13)[4]
Other - net	204	216	(7)	(5)[4]
Net cash provided by operating activities	996	853	556	(413)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(402)	(385)	(17)	-
Expenditures for equipment leased to others	(608)	-	(608)	-
Proceeds from disposals of property, plant and equipment	304	18	286	-
Additions to finance receivables	(5,159)	-	(16,035)	10,876 [5]
Collections of finance receivables	3,444	-	13,894	(10,450)[5]
Proceeds from the sale of finance receivables	859	-	859	-
Net intercompany borrowings	-	(67)	(9)	76 [6]
Investments and acquisitions (net of cash acquired)	(8)	(8)	-	-
Other - net	51	13	38	-
Net cash used for investing activities	(1,519)	(429)	(1,592)	502
Cash flow from financing activities:				
Dividends paid	(280)	(280)	-	-
Common stock issued, including treasury shares reissued	278	278	-	-
Treasury shares purchased	(839)	(839)	-	-
Net intercompany borrowings	-	9	67	(76)[6]
Proceeds from long-term debt issued	3,979	390	3,589	-
Payments on long-term debt	(2,390)	(30)	(2,360)	-
Short-term borrowings - net	65	219	(154)	-
Net cash provided by (used for) financing activities	813	(253)	1,142	(76)
Effect of exchange rate changes on cash	14	23	4	(13)[7]
Increase in cash and short-term investments	304	194	110	-
Cash and short-term investments at beginning of period	445	270	175	-
Cash and short-term investments at end of period	$ 749	$ 464	$ 285	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products profit after tax due to equity method of accounting.

[3] Non-cash adjustment for the undistributed earnings from Financial Products.

[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6] Net proceeds and payments to/from Machinery and Engines and Financial Products.

[7] Elimination of the effect of exchange on intercompany balances.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Six Months Ended June 30, 2004
(Unaudited)
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery and Engines[1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit	$ 986	$ 986	$ 155	$ (155)[2]
Adjustments for non-cash items:				
Depreciation and amortization	703	408	295	-
Undistributed profit of Financial Products	-	(155)	-	155 [3]
Other	(58)	(51)	(66)	59 [4]
Changes in assets and liabilities:				
Receivables - trade and other	(5,508)	(131)	116	(5,493)[4/5]
Inventories	(921)	(921)	-	-
Accounts payable and accrued expenses	476	345	(25)	156 [4]
Other - net	(275)	(385)	90	20 [4]
Net cash provided by (used for) operating activities	(4,597)	96	565	(5,258)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others .	(293)	(262)	(31)	-
Expenditures for equipment leased to others	(535)	(1)	(534)	-
Proceeds from disposals of property, plant and equipment	281	13	268	-
Additions to finance receivables	(4,221)	-	(7,702)	3,481 [5]
Collections of finance receivables	2,939	-	5,670	(2,731)[5]
Proceeds from the sale of finance receivables	645	-	1,181	(536)[5]
Additions to retained interests in securitized trade receivables	-	-	(5,038)	5,038 [6]
Collections of retained interests in securitized trade receivables	4,476	-	4,476	-
Net intercompany borrowings	-	201	(43)	(158)[7]
Investments and acquisitions (net of cash acquired)	(5)	(7)	2	-
Other - net	(10)	(8)	(2)	-
Net cash provided by (used for) investing activities	3,277	(64)	(1,753)	5,094
Cash flow from financing activities:				
Dividends paid	(254)	(254)	-	-
Common stock issued, including treasury shares reissued.....	107	107	-	-
Treasury shares purchased	(250)	(250)	-	-
Net intercompany borrowings	-	43	(201)	158 [7]
Proceeds from long-term debt issued	3,322	255	3,067	-
Payments on long-term debt	(1,571)	(29)	(1,542)	-
Short-term borrowings - net	45	133	(88)	-
Net cash provided by financing activities	1,399	5	1,236	158
Effect of exchange rate changes on cash	46	39	1	6 [8]
Increase in cash and short-term investments	125	76	49	-
Cash and short-term investments at beginning of period	342	220	122	-
Cash and short-term investments at end of period	$ 467	$ 296	$ 171	$ -

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2] Elimination of Financial Products profit after tax due to equity method of accounting.

[3] Non-cash adjustment for the undistributed earnings from Financial Products.

[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting. Receivables amounts include adjustment for consolidated non-cash receipt of retained interests in securitized trade receivables.

[5] Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6] Elimination of Cat Financial's additions to retained interests in securitized trade receivables that arose from an intercompany purchase of receivables.

[7] Net proceeds and payments to/from Machinery and Engines and Financial Products.

[8] Elimination of the effect of exchange on intercompany balances.

Certain amounts have been reclassified to conform to the 2005 financial statement presentation.

Safe Harbor Statement under the Securities Litigation Reform Act of 1995

Certain statements contained in our second-quarter 2005 results release and prepared statements from the related results webcast are forward-looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be," "should" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves.

World Economic Factors

Our projection for 3 to 3.5 percent growth in the world economy assumes central banks will cautiously raise interest rates so as not to slow growth too much. Low interest rates, and continued good economic growth, should encourage further growth in construction and mining. Should central banks raise interest rates aggressively, both the world economic recovery and our Machinery and Engines sales likely would be weaker.

We expect the U.S. economy to continue to grow at about 3.5 percent, which up to now has not created an inflation problem. While the Federal Reserve has raised interest rates, we assume the continuation of moderate growth and low inflation will result in interest rates of 4 percent or less by the end of 2005. Long-term interest rates are expected to rise less than short-term rates. That environment should support further growth in construction and manufacturing, helping to keep commodity prices favorable. Should financial conditions tighten noticeably, causing economic growth to slow below 3 percent, expected improvements in Machinery and Engines sales likely would be lower than projected.

Our projection of increased sales of Machinery and Engines in Europe, Africa, Middle East (EAME) assumes that low interest rates will allow slightly faster economic growth in Europe and that favorable commodity prices will extend healthy recoveries in both Africa and Middle East (AME) and the CIS. Key risks are a significant slowing in the European economy or a collapse in commodity prices. Those developments would likely negatively impact our results.

Favorable commodity prices, increased capital inflows and an improved foreign debt situation are expected to contribute to about 4 percent growth in Latin America. As a result, we project that both mining production and construction spending will increase, supporting an increase in Machinery and Engines sales. This forecast is vulnerable to a significant weakening in commodity prices, slowing in world economic growth, widespread increases in interest rates or political disruptions.

In Asia/Pacific, we project sales growth will be concentrated in Australia, India and Indonesia. Critical assumptions are continued growth in coal demand, low domestic interest rates in most countries, further gains in exports and continued good economic growth in China. Some developments that could lower expected results include reduced demand for thermal and coking coal, significant revaluations of regional currencies, restrictions on regional exports and sharp interest rate hikes, particularly in China.

Commodity Prices

Commodities represent a significant sales opportunity, with prices and production as key drivers. Prices have improved sharply over the past two years and our outlook assumes continued growth in world industrial production will cause metals prices to remain high enough in 2005 to encourage further mine investment. Any unexpected weakening in world industrial production or construction, however, could cause prices to drop sharply to the detriment of our results.

Coal production and prices improved last year and our sales have benefited. We expect these trends to continue in 2005. Should coal prices soften, due to a slowing in world economic growth or otherwise, the ongoing sales recovery would be vulnerable.

Oil and natural gas prices increased sharply over the past two years due to strong demand and high capacity usage. Higher energy prices have not halted economic recoveries since strong demand boosted prices and world production increased. High prices are encouraging more exploration and development and we expect increased production in 2005 will constrain price increases. However, should significant supply cuts occur, such as from OPEC production cuts or political unrest in a major producing country, the resulting oil shortages and price spikes could slow economies, potentially with a depressing impact on our sales.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the United States and abroad could have a significant impact on economic growth, and accordingly, demand for our product. In general, higher than expected interest rates, reductions in government spending, higher taxes, excessive currency movements, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand.

With economic data looking more favorable, central banks in developed countries have raised interest rates from the lowest rates in decades. Our outlook assumes that central banks will take great care to ensure that economic recoveries continue and that interest rates will remain low throughout the forecast period. Should central banks raise interest rates more aggressively than anticipated, both economic growth and our sales could suffer.

Budget deficits in many countries have increased, which has limited the ability of governments to boost economies with tax cuts and more spending. Our outlook assumes that governments will not aggressively raise taxes and slash spending to deal with their budget imbalances. Such actions could disrupt growth and negatively affect our sales.

Political Factors

Political factors in the United States and abroad can impact global companies. Our outlook assumes that no major disruptive changes in economic policies occur in either the United States or other major economies. Significant changes in either taxing or spending policies could reduce activities in sectors important to our businesses, thereby reducing sales.

Our outlook assumes that there will be no additional significant military conflicts in either North Korea or the Middle East in the forecast period. Such military conflicts could severely disrupt sales into countries affected, as well as nearby countries.

Our outlook also assumes that there will be no major terrorist attacks. If there is a major terrorist attack, confidence could be undermined, potentially causing a sharp drop in economic activities and our sales. Attacks in major developed economies would be the most disruptive.

Our outlook assumes that efforts by countries to increase their exports will not result in retaliatory countermeasures by other countries to block such exports, particularly in the Asia/Pacific region.   Our outlook includes a negative impact from the phase-out of the Extraterritorial Income Exclusion (ETI) as enacted by the American Jobs Creation Act of 2004 (the Act). Our outlook assumes any other tax law changes will not negatively impact our provision for income taxes.

Currency Fluctuations

The company has costs and revenues in many currencies and is therefore exposed to risks arising from currency fluctuations. Our outlook assumes no significant changes in currency values from current rates. Should currency rates change sharply, economic activity and our results could be negatively impacted.

The company's largest manufacturing presence is in the United States, so any unexpected strengthening of the dollar tends to raise the foreign currency costs to our end users and reduce our global competitiveness.

Dealer Practices

The company sells primarily through an independent dealer network. Dealers carry inventories of both new and rental equipment and adjust those inventories based on their assessments of future needs. Such adjustments can impact our results either positively or negatively. The current outlook assumes dealers will increase inventories in line with higher deliveries. Should dealers control inventories more tightly, our sales would be lower.

Financial Products Division Factors

Inherent in the operation of Cat Financial is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. Our "match funding" policy addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of our debt portfolio with the interest rate profile of our receivables portfolio (loans and leases with customers and dealers) within pre-determined ranges on an ongoing basis. To achieve our match funding objectives, we issue debt with a similar interest rate profile to our receivables and also use interest rate swap agreements to manage our interest rate risk exposure to interest rate changes and in some cases to lower our cost of borrowed funds. If interest rates move upward more sharply than anticipated, our financial results could be negatively impacted. With respect to our insurance and investment management operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining plays a significant role in the company's results. Our products are an integral component of these activities and as these activities increase or decrease in the United States or abroad, demand for our products may be significantly impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or material costs, and/or higher than expected financing costs due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions in which the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The company operates in a highly competitive environment and our outlook depends on a forecast of the company's share of industry sales. An unexpected reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment remains competitive from a pricing standpoint. Our 2005 sales outlook assumes that the price increases announced in early 2005 will hold in the marketplace. While we expect that the environment will absorb these price actions, delays in the marketplace acceptance would negatively impact our results. Moreover, additional price discounting to maintain our competitive position could result in lower than anticipated price realization.

In general, our results are sensitive to changes in economic growth, particularly those originating in construction, mining and energy. Developments reducing such activities also tend to lower our sales. In addition to the factors mentioned above, our results could be negatively impacted by any of the following:

- Any sudden drop in consumer or business confidence;
- Delays in legislation needed to fund public construction;
- Regulatory or legislative changes that slow activity in key industries; and/or
- Unexpected collapses in stock markets.

This discussion of uncertainties is by no means exhaustive, but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion, but are noted to further emphasize the myriad of contingencies that may cause the company's actual results to differ from those currently anticipated.